                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)1





                                   LANCE, INC.
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                                (Name of Issuer)


                         $.83-1/3 Par Value Common Stock
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                         (Title of Class of Securities)


                                   514606 10 2
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                                 (CUSIP Number)


                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                        (Cover Page continued on Page 2)


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---------------------                                          -----------------
CUSIP No. 514606 10 2                                          Page 2 of 2 pages
---------------------                                          -----------------

================================================================================
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          S. Lance Van Every
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [ ]

                                                                        (b)  [ ]
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   3      SEC USE ONLY


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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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                       5    SOLE VOTING POWER
  NUMBER OF                 2,058,151
   SHARES              ---------------------------------------------------------
BENEFICIALLY              6    SHARED VOTING POWER
 OWNED BY                      59,425
   EACH                ---------------------------------------------------------
 REPORTING                7    SOLE DISPOSITIVE POWER
  PERSON                       2,058,151
   WITH:               ---------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER
                               59,425
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,117,576
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   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)   [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          7.29%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)
          IN
================================================================================

Item 1.  (a)      Name of issuer:  Lance, Inc.

         (b)      Address of issuer's principal executive offices:

                  8600 South Boulevard
                  Charlotte, North Carolina  28273

Item 2.  (a)      Name of persons filing: S. Lance Van Every

         (b)      Address of principal business office or, if none, residence:
                  Residence:       4010 Seminole Court
                                   Charlotte, North Carolina 28210

         (c)      Citizenship:   United States of America

         (d) Title of class of securities: Common Stock, par value $.83-1/3 per share

         (e)      CUSIP No.:  541606 10 2

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or ss.ss. 240.13d-2(b) or (c), check whether the person filing is a:

                  Not applicable

Item 4.  Ownership

         (a)      Amount beneficially owned:  2,117,576

         (b)      Percent of class:  7.29%

         Based on approximately 29,061,173 shares of Common Stock outstanding, consisting of 28,986,673 shares outstanding as of October 23, 2001 as reported in the issuer's Form 10-Q for the quarterly period ended on September 29, 2001 and filed with the commission plus 74,500 shares that could be received upon exercise of currently exercisable options held by the filing person.

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or direct the vote:  2,058,151

                  (ii)     Shared power to vote or direct the vote:  59,425

                  (iii) Sole power to dispose or direct the disposition of: 2,058,151

                  (iv) Shared power to dispose or direct the disposition of: 59,425

Item 5.  Ownership of 5 Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person

         Other persons have the right to receive, or the power to direct the receipt of, dividends from 42,490 shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  February 5, 2002
                                                  ------------------------------
                                                  Date


                                                  /s/ S. Lance Van Every
                                                  ------------------------------
                                                  S. Lance Van Every



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